UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-33853

CTRIP.COM INTERNATIONAL, LTD.

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Completion of Share Exchange Transaction with Naspers

On April 26, 2019, Ctrip.com International, Ltd. (“Ctrip”) announced a share exchange transaction with Naspers Limited (“Naspers”), pursuant to which Naspers would exchange its stake in MakeMyTrip Limited (“MakeMyTrip”) for newly issued shares in Ctrip.

This share exchange transaction was consummated on August 30, 2019.  Concurrent with the share exchange, Ctrip invested certain ordinary shares and class B shares of MakeMyTrip in a third-party investment entity.

After these transactions, Naspers owns approximately 5.6% of Ctrip’s outstanding ordinary shares, and Ctrip owns ordinary shares and class B shares of MakeMyTrip, representing approximately 49.0% of MakeMyTrip’s total voting power.

Effective upon the closing of the share exchange, Jane Jie Sun, Cindy Xiaofan Wang and Xing Xiong, as nominees of Ctrip, were appointed to the board of directors of MakeMyTrip. James Jianzhang Liang continues to serve on the board of directors as a nominee of Ctrip. Paul Laurence Halpin becomes a nominee of Ctrip and continues to serve on the board of directors of MakeMyTrip as an independent director within the meaning of the Nasdaq Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By :	/s/ Cindy Xiaofan Wang
Name :	Cindy Xiaofan Wang
Title :	Chief Financial Officer

Date: September 3, 2019